

April 11, 2014

<u>Via E-Mail</u>
Ms. Cynthia J. Devine
Chief Financial Officer
Tim Horton's, Inc.
874 Sinclair Road, Oakville
Ontario, Canada L6K 2Y1

> **Re: Tim Horton's, Inc.**
> **Form 10-K for the year ended December 29, 2013**
> **Filed February 25, 2014**
> **File No. 001-32843**

Dear Ms. Devine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Tim Hortons Inc. and Subsidiaries</u>
<u>Notes to the Consolidated Financial Statements</u>
<u>Note 1. Summary of Significant Accounting Policies</u>
<u>Revenue Recognition</u>
<u>Tim Cards</u>

1. We note from the disclosure included on page 9 of your Form 10-K that as of December 29, 2013, you had outstanding guest deposits on Tim Cards of approximately $173.2 million of which $155.0 million is represented by restricted cash and cash equivalents. If your obligation to Tim Card holders at this date totals $173.2 million, please explain in Note 1 why an equal amount of restricted cash and cash equivalents is not included on your balance sheet. As part of your response and your revised disclosure, please explain how the difference between such amounts is accounted for in your financial statements.

Note 4. Earnings Per Common share Attributable to Tim Hortons Inc.

2. Please revise Note 4 to disclose the number of stock options, restricted shares and other securities that could potentially dilute your basic earnings per share in the future that were not included in the computation of diluted earnings per share for the periods presented because to do so would have been antidilutive for the periods presented. If there were no such securities outstanding during the periods presented, please state this in Note 4. Refer to the guidance outlined in ASC 201-10-50.

Note 7. Income Taxes

3. Please revise Note 7 to disclose the foreign and domestic components of your income before taxes for each period presented in your consolidated statements of operations. Refer to the guidance outlined in Rule 4-08(h) of Regulation S-X.

Note 19. Stock-Based Compensation, page 103

4. We note from the disclosure included in Note 19 and elsewhere in the filing that the Company has entered into TSR contracts as economic hedges covering 1.0 million of the Company's underlying common shares, which represent a portion of its outstanding stock options with tandem SARs, and substantially all of its DSUs. We also note that in fiscal 2013, the Company recognized a gain of $13.9 million in general and administrative expense versus a loss of $1.8 million during 2012 related to the revaluation of the TSR contracts. Please tell us and revise Note 19 to explain the nature of the changes in facts, circumstances and assumptions that resulted in recognition of a $13.9 million gain during 2013 versus a $1.8 million loss in connection with these contracts in the prior fiscal year.

Item 9A. Controls and Procedures, page 115

5. Reference is made to your response to our prior comment 2 in your response letter dated March 18, 2013 where the company confirmed that appropriate revisions would be made to Item 9A of your Annual Report on Form 10-K. Based on our review of your report on Form 10-K for fiscal 2013, it does not appear that you have appropriately revised your disclosures in Item 9A in response to our comment. As previously requested, please revise to disclose whether there were any changes to your internal controls over financial reporting that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting in accordance with Item 308(c) of Regulation S-K.

Annual Report on Form 10-K/A filed March 21, 2014
Retirement Benefits, page 27

6. We note from the disclosure included on page 27 that the Company's Canadian employees are required to participate in your Canadian defined contribution plan under

which you contribute an amount equal to 5% of their base salary and also match participants voluntary additional contributions up to 1% of base salary. Please revise the notes to your financial statements to include the disclosures required by ASC 715-70-50 with respect to your defined contribution retirement plan or explain why you do not believe this is required.

2013 Compensation Details
Summary Compensation Table, page 34

7. We note your disclosure in footnote (3) to the table on page 37 of the various assumptions used in the Black-Scholes valuation of options/SARS granted to your executive officers during fiscal 2011, 2012 and 2013. Please explain why the assumptions disclosed on page 37 of your Report on From 10-K/A do not appear to be consistent with those disclosed on page 105 of the notes to your financial statements included in your Annual Report on Form 10-K. If different assumptions were used for purposes of the compensation table on page 37 of amended Annual Report on Form 10-K than for purposes of your financial statements, please explain why you believe this is appropriate. We may have further comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief